

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2013

Via E-mail
Frank Bakker
President and Chief Executive Officer
OCI Partners LP
P.O. Box 1647
Nederland, Texas 77627

> **Re: OCI Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2013**
> **File No. 333-189350**

Dear Mr. Bakker:

We have reviewed your amendment and your letter dated July 22, 2013, and we have the following comments.

Prospectus Summary, Overview, page 1

1. When you provide pro forma and/or forecasted financial disclosures, it appears to us that you should also disclose your historical financial results for your most recent fiscal year and current interim period.

Capitalization, page 51

2. We note your response to prior comment 51 and your inclusion of note 3 on page 52. However, due to the significant reduction in your historical equity that will occur prior to the offering, please provide an additional column, after the historical column, that reflects the distributions that will occur prior to the offering but excludes offering proceeds.

Our Cash Distribution Policy and Restrictions on Distributions, page 55

Unaudited Pro Forma Cash Available for Distribution, page 57

3. In regard to your tabular disclosures on page 58, please:
    - Provide disclosures by quarter; and
    - Clarity in note 4 on page 59 that the amounts you computed assume your ability to refinance your debt at maturity and address the potential risks and consequences if you are unable to refinance your debt.

4. We note your response to prior comment 28; however, based on your tabular disclosures on page 58 and on your historical financial statements, it does not appear that you would have had the ability to actually distribute the amounts you computed. Please disclose the shortfall between the amounts you computed and the amounts you would have been able to distribute in cash in light of your stated intention to not incur debt to fund distributions.

Unaudited Forecasted Cash Available for Distribution, page 59

5. Please disclose how and why your forecasts do not comply with the guidelines established by the AICPA with respect to prospective financial information.

6. Please clarity in note 4 on page 62 that the amounts you computed assume your ability to refinance your debt at maturity and address the potential risks and consequences if you are unable to refinance your debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

Results of Operations, page 77

7. We note your response to prior comment 32. Please revise your discussion of cost of goods sold to also disclose and discuss the factors that impacted changes in cost of goods sold as a percentage of revenues during each period presented.

Financial Statements, page F-1

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-9

8. We note your response to prior comment 48. When your negotiations are completed and the interest rate on the new Term Loan B is finalized, please update your disclosures in note 4(b) on page F-11 to clarify that fact.

9. We note your response to prior comment 49; however, it remains unclear to us how and why you believe eliminating historical selling, general and administrative expenses from your pro forma statements of operations is factually supportable regardless of whether the expenses are "non-recurring". Please clarify or revise.

Historical Financial Statements

(9) Correction of Immaterial Errors, page F-21
(7) Correction of Immaterial Errors, page F-34

10. Please provide the following additional information regarding the errors you identified during 2013 and determined are immaterial to your previously reported financial statements:
    - Explain when and how you identified the errors;
    - Explain the facts and circumstances that resulted in debit balance being recorded in accounts payable;
    - Explain how you determined the appropriate periods in which amounts were required to be written-off; and
    - Provide a comprehensive analysis that demonstrates how and why you believe the errors are not material to your annual and interim financial statements.

(10) Subsequent Events, page F-21
(11) Subsequent Events, page F-35

11. As previously requested in prior comment 58, please clarify if the dates you disclose are the dates the financial statements were issued or available to be issued as required by ASC 855-10-50. Please also tell us why you have not evaluated subsequent events through the date of your filing.

Statements of Operations, page F-24

12. Please provide pro forma per unit calculations that comply with SAB Topic 1:B:3 for the year ended December 31, 2012.

You may contact Melinda Hooker, Staff Accountant, at 202-551-3732 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Kevin Struve, Via E-mail
    Brett Braden, Via E-mail